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                            Laddcap Value Partners LP
                           650 Fifth Avenue, Suite 600
                            New York, New York 10019

August 14, 2006

VIA EDGAR AND FACSIMILE 202-772-9203

Michael Pressman, Esq.
Special Counsel, Office of Mergers
  and Acquisitions
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:      DELCATH SYSTEMS, INC. ("DELCATH")
         PREC14A FILED AUGUST 1, 2006
         ADDITIONAL SOLICITING MATERIALS FILED AUGUST 3 AND AUGUST 10, 2006 FILED BY ROBERT LADDCAP VALUE PARTNERS LP
         FILE NO. 5-60851

Dear Mr. Pressman:


In connection with the response by my counsel, Lowenstein Sandler PC, to your comment letter dated August 10, 2006 with respect to the captioned filing, I acknowledge that:

   o   I am responsible for the adequacy of the disclosure in the Filing;

   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

   o I may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Robert B. Ladd
----------------------------------------------------
Robert Ladd, in his capacity as the managing member
of Laddcap Value Associates LLC, the general partner
of Laddcap Value Partners LP